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                                                                    EXHIBIT 99.1


MEDIA CONTACTS:
Clarencia Stephen                                    Natalie Wilkins
AppliedTheory Corporation                            Clarus Public Relations
Media Contact                                        Ph:  303-296-0343, ext. 239
Ph:  212-398-7070, ext. 4239                         nwilkins@claruspr.com
cstephen@appliedtheory.com

INVESTOR RELATIONS CONTACT:
Salvador Diaz
AppliedTheory Corporation
Director, Investor Relations
Ph:  212-398-7070, ext. 4235
sdiaz@appliedtheory.com

       APPLIEDTHEORY REPORTS MANAGED HOSTING GROWTH WITH IMPROVED MARGINS

   - COMPANY SHOWS 330 PERCENT YEAR-TO-YEAR REVENUE GROWTH IN MANAGED HOSTING SERVICES.

   - EXCLUDING NON-RECURRING CHARGES, COMPANY BEATS FIRST CALL EPS CONSENSUS ESTIMATE BY 2 CENTS, EXCEEDS EBITDA EXPECTATIONS FOR THIRD CONSECUTIVE QUARTER.

NEW YORK (MAY 2, 2001) -- AppliedTheory Corporation (NASDAQ: ATHY), the Internet knowledge, development and Web hosting solutions partner for hundreds of large enterprises, today announced first quarter 2001 revenue of 20.2 million dollars, an increase of 28 percent compared to the same period last year.

The company continued to make strong progress in its plan to achieve positive cash flow and profitability due mainly to reduced cost structure, streamlined operations and focus on high-margin managed hosting business. Gross margins improved sequentially to 32 percent for first quarter, up from 31 percent in fourth quarter. The company's first quarter results also underscore the company's successful business shift toward high-margin outsourced and managed Web hosting services. AppliedTheory achieved first quarter hosting-related revenues of $7.4 million, compared to $4.8 million in fourth quarter. This represents an increase of 56 percent in hosting revenues over fourth quarter, and more than a 330 percent increase compared to first quarter of last year.

Sequentially, AppliedTheory's first quarter revenues were $1.3 million, or six percent, less than fourth quarter of 2000. The company attributes the dip to a market-driven slowdown in January and February new sales bookings, and believes that improved new sales bookings in March and April indicate a return to sequential growth rates.

"AppliedTheory did not lose its focus on execution despite the anomaly of lower first quarter revenues, and our gross margins and earnings from operations before interest, taxes, depreciation and amortization (EBITDA) continued to improve," said Danny E.
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Stroud, president and Chief Executive Officer. "Our fundamental cost structure has been improved and can be leveraged as the business grows. New sales bookings picked up dramatically at the end of first quarter and are continuing to increase our higher-margin hosting-related revenue, which makes us very optimistic about achieving positive EBITDA by the end of this year. By all respects, first quarter proved that the most important metrics are moving strongly to keep us on the path toward profitability."

The company also reported that it was required to take a non-recurring, non-cash charge reflecting a loss of $1.7 million for the sale of non-productive assets in Planning Technologies Inc. (PTI) in exchange for shares in RedHat, Inc. AppliedTheory had held the PTI investment for two years and exchanged its interest for RedHat shares to raise capital. The company will be free to liquidate the RedHat shares in the third quarter.

Net loss attributable to common shareholders for the quarter ending March 31, 2001, was $15.2 million, or $0.58 per share, versus $11.0 million, or $0.48 per share, in the comparable 2000 period. The loss per share of $0.58 includes a $0.07 loss per share due to the non-recurring $1.7 million charge. Excluding the non-recurring charge, the quarter's net loss attributable to common shareholders was $0.51 per share, which is $0.02 better than the First Call consensus estimate of $0.53 loss per share.

The EBITDA loss for the first quarter of 2001 was $7.4 million including $1.7 million from the PTI charge. Excluding this non-recurring charge, the EBITDA loss was $5.6 million, compared to average analyst estimates of $5.8 million loss. This represents an improvement of $1.4 million from 4Q00 EBITDA loss of $7.0 million.

Angelo Gencarelli, senior vice president and CFO of AppliedTheory, reiterated the company's expectation, announced in August 2000, to become EBITDA positive during the fourth quarter of 2001.

AppliedTheory improved its cash liquidity by 11 percent through a combination of expense management, converting PTI assets, improvement of accounts payables and receivables management and operational streamlining.

"The strength of recurring revenue from established, large enterprises combined with more effective financial and operational management provided us with the resources to meet our business plan in the quarter," Stroud said "I am personally very thankful of the effort our employees, vendors, partners and customers have made toward ensuring the long-term future of this company. They are all helping ensure that AppliedTheory is here for the long run."
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EBITDA AND EARNINGS PER SHARE
 (Amounts in millions except per share data)

                                                                                           With Non-
                      Without Non-                                Favorable                Recurring
                    Recurring Charge        Expectation*          Variance                  Charge
                    ----------------        ------------          --------                  ------
EBITDA                  $(5.6)                $(5.8)               $0.2                     $(7.4)
EPS                      (0.51)                (0.53)               0.02                     (0.58)

     *EBITDA expectation is based on analyst models. EPS expectation is based on FirstCall consensus.

REVENUE FOR THE QUARTER

For the first quarter of 2001, revenue from web hosting grew 330 percent, with Internet Solutions revenue decreasing 20% and Internet connectivity revenue essentially flat from first quarter 2000. Prior year and consecutive quarter comparables (in millions) were as follows:

                                 1Q01    4Q00      CHANGE        % CHANGE    1Q00      CHANGE        % CHANGE
                                 ----    ----      ------        --------    ----      ------        --------
Web Hosting                      7.4      4.8         2.7            56%      1.7         5.7           330%
Internet Solutions               5.3      8.6       (3.3)           (38)      6.6       (1.4)          (20%)
Internet Connectivity            7.5      8.2       (0.7)            (9)      7.5         0.0             0%

About AppliedTheory

Industry pioneer AppliedTheory combines its unparalleled knowledge base with the ability to build, integrate and manage Internet business solutions for hundreds of large corporations wanting to remain competitive in an increasingly complex online economy. AppliedTheory's proactive responsiveness to changing business requirements have earned the company a 97 percent retention rate from customers, including among others AOL, America's Job Bank, Johns Hopkins, Ingersoll-Rand and The Stanley Works. The company offers a comprehensive and fully integrated suite of web hosting, Internet Solutions, connectivity and security services, providing one of the industry's most reliable single sources for large enterprise Internet needs. For additional information about the company, visit www.appliedtheory.com.

 Statements contained in this press release that are not historical facts may be deemed to be forward-looking statements, which are subject to risks and uncertainties, including those discussed in AppliedTheory's filings with the Securities and Exchange Commission.


                                       ###
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                   APPLIEDTHEORY CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                           Three months ended
                                                                                March 31,
                                                                                ---------

                                                                        2000                  2001
                                                                   ------------           ------------
Net revenues
     Web hosting                                                   $      1,730           $      7,441
     Internet solutions                                                   6,627                  5,274
     Internet connectivity                                                7,466                  7,473
                                                                   ------------           ------------

     Total net revenues                                                  15,823                 20,188
                                                                   ------------           ------------

Costs and expenses
     Cost of revenues                                                    11,043                 13,790
     Sales and marketing                                                  6,711                  6,095
     General and administrative                                           4,909                  5,372
     Research and development                                               167                    594
     Depreciation                                                         1,839                  3,025
     Amortization                                                         2,278                  3,708
     Other expenses (income)                                                (21)                   (22)
       Loss from sale of investment in PTI                                    0                  1,711
                                                                   ------------           ------------

     Total costs and expenses                                            26,926                 34,273
                                                                   ------------           ------------

     Loss from operations                                               (11,103)               (14,085)

Interest income                                                            (393)                  (101)
Interest expense                                                            278                  1,191
                                                                   ------------           ------------

     Net loss attributable to common stockholders                  $    (10,988)          $    (15,175)
                                                                   ============           ============

Basic and diluted loss per common share                            $      (0.48)          $      (0.58)
                                                                   ============           ============

Shares used in computing basic and diluted loss per share            23,105,302             26,154,357
                                                                   ============           ============

Other data:
    EBITDA (1)                                                           (6,986)                (7,352)
                                                                   ============           ============
    Capital Expenditures (2)                                             11,036                  1,161
                                                                   ============           ============

(1) EBITDA is earnings (loss) from operations before interest, taxes, depreciation, and amortization. EBITDA is presented because management believes that investors may find it to be a useful tool for measuring a company's ability to service debt. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. EBITDA should not be considered as a substitute for net loss or as an indicator of our operating performance, cash flow or liquidity.

(2) Capital expenditures include assets acquired with debt and exclude assets acquired through capital lease financing.